Exhibit 21.1

Subsidiaries

GelTech Inc.	Delaware

LightPath Optical Instrumentation (Shanghai) Co., Ltd	People’s Republic of China

LightPath Optical Instrumentation (Zhenjiang) Co., Ltd	People’s Republic of China

ISP Optics Corporation	New York

ISP Optics Latvia, SIA	Latvia